Exhibit 4

DISCLOSURE OF SHAREHOLDING BY TARGET/REPORTING COMPANY TO STOCK EXCHANGES, IN TERMS OF REGULATION 6(2) AND 6(4) OF SEBI (SUBSTANTIAL ACQUISITION OF SHARES & TAKEOVERS) REGULATIONS, 1997.

Name of the company (Target/Reporting Company):  Mahanagar Telephone Nigam Limited

Date of Reporting:  31/03/2007

Name of the Stock Exchanges where shares of the Reporting/Target Company are Listed:
National Stock Exchange, Madras Stock Exchange, Calcutta Stock Exchange, Bombay Stock Exchange, Delhi Stock Exchange, NYSE

(I) Information about persons holding more than 5% Shares/Voting rights as on 31.03.2007

Sl No.	Name of Persons holding more than 5% shares or voting rights	Number of Shares/ Voting rights	% of Shares/Voting rights to Total paid up capital of Target Company
1	LIC of India	9,87,94,917	15.68
2.	The Bank Of New York	3,57,35,682	5.67

(II) Information about Promoter(s) or every person having control over a company and also persons acting in concert with him as on 31.03.2007

Sl No.	Name of the promoter(s) or every person(s) having control over a company and persons acting in concert with him	Number of Shares/ Voting rights	% of Shares/Voting rights to Total paid up capital of Target Company
1.	President of India	35,43,72,740	56.25

DISCLOSURE OF DETAILS OF SHAREHOLDING BY TARGET/REPORTING COMPANY TO STOCK EXCHANGES IN TERMS OF REGULATION 8(3) OF SEBI (SUBSTANTIAL ACQUISITION OF SHARES & TAKEOVERS) REGULATIONS, 1997.

Name of the company (Target/Reporting Company):  Mahanagar Telephone Nigam Limited

Date of Reporting:  31/03/2007

Name of the Stock Exchanges where shares of the Reporting/Target Company are Listed:
National Stock Exchange, Madras Stock Exchange, Calcutta Stock Exchange, Bombay Stock Exchange, Delhi Stock Exchange, NYSE

(I) Information about persons holding more than 15% shares or Voting rights (VRs) in terms of Reg. 8(1)

Name of person holding more than 15% shares or voting rights	Details of Share holding/Voting rights (in Number and %) of person mentioned at (I) as informed u/r 8(1) to target company
Names	As on March 31, 2007	As on March 31, 2006	Changes, if any between (A) & (B)	As on record date (20/02/07) for Interim Dividend (2007)	As on record date (19/09/06) for Final Dividend (2006)	Changes If any between (D) & (E)
	(A)	(B)	(C)	(D)	(E)	(F)
President of India	35,43,72,740 56.25%	35,43,72,740 56.25%	NIL	35,43,72,740 56.25%	35,43,72,740 56.25%	NIL
Life Insurance Corporation of India	9,87,94,917 15.68%	8,20,04,306 13.01%	1,67,90,611	8,90,22,213 14.13%	7,52,63,167 11.94%	1,37,59,046

(II) Information about Promoter(s) or every person having control over a company and also person acting in concert with him in terms of Reg. 8(2)

Name of the promoter(s)/person(s) having control/ persons acting in concert	Share holding/Voting rights (in number and %) of person mentioned at (II) as informed to target company under Reg. 8(2)
Names	As on March 31, 2007	As on March 31, 2006	Changes, if any between (A) & (B)	As on record date (20/02/07) for Interim Dividend (2007)	As on record date (19/09/06) for Final Dividend (2006)	Changes If any between (D) & (E)
	(A)	(B)	(C)	(D)	(E)	(F)
President of India	35,43,72,740 56.25%	35,43,72,740 56.25%	NIL	35,43,72,740 56.25%	35,43,72,740 56.25%	NIL